EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR SIX MONTHS ENDED JUNE 30,

(UNAUDITED)

(Dollars in millions)	2011	2010
Income before income taxes (1)	$8,719	$8,103

Add: Fixed charges, excluding capitalized interest	720	712

Income as adjusted before income taxes	$9,439	$8,815

Fixed charges:
Interest expense	$469	$461
Capitalized interest	6	4
Portion of rental expense representative of interest	251	251

Total fixed charges	$726	$716

Ratio of earnings to fixed charges	13.00	12.31

(1)

Income from continuing operations before income taxes excludes (a) amortization of capitalized interest and (b) the company’s share in the income and losses of less-than-fifty percent-owned affiliates.

79